EXHIBIT 99.1

HEXO expands its global leadership team with the appointment of Chief Commercial Officer

OTTAWA, Aug. 16, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce that it is expanding its global leadership team with the appointment of Valerie Malone as Chief Commercial Officer, effective September 6, 2021.

"We are thrilled to welcome Valerie to HEXO,” said HEXO CEO and co-founder Sebastien St-Louis. “Valerie will support HEXO’s future growth as we accelerate on the path towards becoming a top three global cannabis products company and continue to generate value for our shareholders. We look forward to adding her diverse experiences and perspectives to our executive team, as we continue to drive towards positive EPS.”

Valerie brings more than 20 years of experience managing businesses across different verticals including consumer packaged goods, technology and electronics, durable goods and consulting to her role at HEXO. Valerie's vast leadership experience includes roles at high-profile organizations including PepsiCo Canada, Whirlpool Corporation, LG Electronics and Lixil, with responsibilities spanning from Vice-President of Marketing to General Manager and President. Her success has been built through strategies rooted in data, analytics and consumer insights. Valerie comes well prepared to immediately make an impact with her in-depth knowledge of HEXO and its product brands. As HEXO’s Chief Commercial Officer, Valerie will oversee the Marketing, Sales and Product Development groups with a focus on commercial strategy and development.

The Company also announces that HEXO’s Chief Development Officer, James McMillan will be departing from his role with the company. “I would like to thank Jay for his dedication, professionalism and expertise during his time at HEXO,” said HEXO CEO and co-founder Sebastien St-Louis. “Jay was an integral part of our early leadership at HEXO and has made significant contributions to the growth and success of the company including advancing our innovation platform and expanding our product portfolios. As employee #14 at HEXO, Jay also played a major role in both negotiating our preferred supplier agreement with Quebec and in building out our partnership with Molson Coors. I am grateful to Jay for being such a vital part of making HEXO what it is today.”

About HEXO Corp (TSX: HEXO; NYSE: HEXO)

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

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